UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________

FORM 1-U

CURRENT REPORT
Pursuant to Regulation A of the Securities Act of 1933

Date of Report (Date of earliest event reported): February 5th, 2016

Exact name of registrant as specified in its charter: XTI Aircraft Company

State or other jurisdiction of incorporation: Delaware

I.R.S. Employer Identification No: 37-1589087

Full mailing address of principal executive offices:        13000 Control Tower Rd., Suite 217
                                                                                                        Englewood, CO 80112

Issuer's telephone number, including area code: 303-503-5660

Title of each class of securities issued pursuant to Regulation A: Common Stock

__________________________________________________________________________________________________________________

Item 7. Departure of Certain Officers
                    XTI's Vice Chairman, Jeff Pino, died on February 5, 2016. XTI had anticipated that Mr. Pino would have become CEO upon the company reaching an adequate level of funding. XTI's Board of Directors has appointed director Charlie Johnson as Interim CEO.

__________________________________________________________________________________________________________________
SIGNATURES
                    Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
XTI Aircraft Company
By: /s/ David Brody
           Chairman

Date: February 9, 2016